SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

JANUARY 27, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI SIGNS NEW THREE-YEAR US$700 MILLION
REVOLVING CREDIT FACILITY



AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA28.05

27 January 2005

_____

ANGLOGOLD ASHANTI SIGNS NEW THREE-YEAR US$700 MILLION REVOLVING CREDIT FACILITY

AngloGold Ashanti today announced the signing of a new three-year, US$700 million revolving credit facility to replace the US$600 million facility which matures in February this year. The facility will be used to repay the maturing facility and for general corporate purposes. The new facility will reduce the group's cost of borrowing, with the borrowing margin over Libor reducing from 70 basis points to 40 basis points. The facility was arranged with a number of AngloGold Ashanti's local and international relationship banks. The 20 banks involved are as follows:

Mandated Lead Arrangers: Australia and New Zealand Banking Group Ltd.; Bank of Montreal Ireland plc; Barclays Capital; The Bank of Tokyo-Mitsubishi Ltd; Calyon Corporate and Investment Bank; Citibank NA; Deutsche Bank AG London; Dresdner Kleinwort Wasserstein; HSBC Bank plc; JP Morgan Chase Bank NA; Mizuho Corporate Bank Ltd; The Royal Bank of Scotland plc; Société Générale; Sumitomo Mitsui Banking Corporation Europe Ltd.; and UBS AG, London branch.

Lead Arrangers: Goldman Sachs Credit partners LP; RMB International (Dublin) Ltd; Royal Bank of Canada Europe Ltd; Standard Bank London Ltd; and Westpac Banking Corporation.

ends

Queries

	Tel:	Mobile	E-mail:
South Africa			
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Michael Clements	+27 (0) 11 637 6647	+27 (0) 82 339 3890	mclements@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   JANUARY 27, 2005   By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary